News Release
Issued on behalf of Reed Elsevier NV

For immediate release
23 April 2014

Reed Elsevier NV AGM 23 April 2014

Reed Elsevier NV announces that the Annual General Meeting of Shareholders (AGM), held in Amsterdam on 23 April, approved the 2013 financial statements and determined the total dividend for 2013 at € 0,506 per ordinary share of € 0,07 nominal value. After taking account of the interim dividend paid in August 2013 of € 0,132 per ordinary share the final dividend is € 0,374 per ordinary share.

All resolutions were approved by the AGM. These include: the appointment of Mr Nick Luff as an executive director, the re-appointment of Erik Engstrom and Duncan Palmer as executive directors and the re-appointment of all non-executive directors.

The results of the voting on each resolution are set out below:

Resolution	For	%	Against	%	Votes withheld

4. Adoption of the 2013 Annual Financial Statements	483,603,989	99.99%	55,872	0.01%	1,842,862

5.a Release from liability of executive directors	472,029,219	97.78%	10,704,413	2.22%	2,769,559

5.b Release from liability of non-executive directors	472,029,413	97.78%	10,704,219	2.22%	2,769,559

6. Determination and distribution of dividend	481,861,583	99.62%	1,857,632	0.38%	1,783,776

7. Appointment of external auditors	473,084,712	98.08%	9,267,742	1.92%	3,150,736

8. (i) Appointment of Nick Luff; and (ii) an award of shares in the Company	481,844,918 481,844,636	99.62% 99.62%	1,859,860 1,860,791	0.38% 0.38%	1,796,863 1,797,764

9a. Re-appointment Anthony Habgood	479,568,259	99.14%	4,140,572	0.86%	1,794,360

9b. Re-appointment of Wolfhart Hauser	482,383,859	99.73%	1,324,857	0.27%	1,794,474

9c. Re-appointment Adrian Hennah	481,916,634	99.63%	1,792,079	0.38%	1,794,477

9d. Re-appointment Lisa Hook	483,682,993	99.99%	33,081	0.01%	1,787,117

9e. Re-appointment Marike van Lier Lels	481,948,903	99.63%	1,766,776	0.38%	1,787,512

9f. Re-appointment Robert Polet	481,901,339	99.62%	1,814,617	0.38%	1,787,235

9g. Re-appointment Linda Sanford	481,922,233	99.63%	1,793,729	0.38%	1,787,229

9h. Re-appointment Ben van der Veer	476,806,264	99.76%	1,160,953	0.24%	7,535,974

10a. Re-appointment Erik Engstrom	483,678,641	99.99%	37,029	0.01%	1,787,519

10b. Re-appointment Duncan Palmer	483,019,986	99.86%	688,731	0.14%	1,794,474

11. Delegation to the Board of the authority to acquire shares in the Company	481,656,752	99.89%	528,700	0.11%	3,317,739

12a. Designation of the Board as authorised body to issue shares and to grant rights to acquire shares in the capital of the Company	397,512,711	82.19%	86,148,484	17.81%	1,841,996

12b. Extension of the designation of the Board as authorised body to limit or exclude pre-emptive rights to the issuance of shares	391,586,481	80.96%	92,074,041	19.04%	1,842,669

Note:
Votes ‘withheld’ are not counted in the calculation of the proportion of votes ‘for’ or ‘against’ a resolution.

-ENDS-